UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 5)*

PROTO LABS, INC.
(Name of Issuer) Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities) 743713109
(CUSIP Number) December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743713109	13G

1	NAMES OF REPORTING PERSONS Lawrence J. Lukis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,306,840 (See Item 4)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (See Item 4)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,306,840 (See Item 4)
WITH:	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,840 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer

Proto Labs, Inc.

(b) Address of Issuer’s Principal Executive Offices

5540 Pioneer Creek Drive
Maple Plain, MN 55359

Item 2.

(a) Name of Person Filing

Lawrence J. Lukis

(b) Address of Principal Business Office or, if none, Residence

5540 Pioneer Creek Drive
Maple Plain, MN 55359

(c) Citizenship

Mr. Lukis is a citizen of the United States.

(d) Title of Class of Securities

Common Stock, $0.001 par value per share

(e) CUSIP Number

743713109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Beneficially Owned

1,306,840

(b) Percent of Class

4.82%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,306,840

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,306,840

(iv) Shared power to dispose or to direct the disposition of

0

(1)

Calculated on the basis of 27,070,318 shares of common stock reported by the Issuer to be outstanding as of October 24, 2018 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, filed with the Securities and Exchange Commission on October 30, 2018.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

14 Jan 2019 , 2019
Date /s/ Lawrence J. Lukis
Signature Lawrence J. Lukis
Name/Title